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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

OMI Corporation
(Name of Issuer)
Common Stock, par value $0.50 per share
(Title of Class of Securities)
Y6476W104
(CUSIP Number)
Francelyn Bethel
Teekay Corporation
Bayside House, Bayside Executive Park
West Bay Street & Blake Road, P.O. Box AP 59212
Nassau, Bahamas, Tel: (242) 502-8880

Klaus Kjærulff
Aktieselskabet Dampskibsselskabet TORM
Turborg Havnevej 18
DK - 2900 Hellerup
Denmark, Tel: +45 39 17 92 00

with a copy to:

David Matheson, Esq.
Gwyneth E. McAlpine, Esq.
Perkins Coie, LLP, 1120 NW Couch Street, 10th Floor
Portland, Oregon 97209, Tel: (503) 727-2000

John M. Reiss, Esq.
Oliver C. Brahmst, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036, Tel: (212) 819-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6476W104	Page	2	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Teekay Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of the Marshall Islands

	7	SOLE VOTING POWER:

NUMBER OF		Ø

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,274,129 Shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Ø

WITH	10	SHARED DISPOSITIVE POWER:

50,274,129 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,274,129 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

84.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

2 of 17

CUSIP No.	Y6476W104	Page	3	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Teekay Acquisition Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of the Marshall Islands

	7	SOLE VOTING POWER:

NUMBER OF		Ø

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,274,129 Shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Ø

WITH	10	SHARED DISPOSITIVE POWER:

50,274,129 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,274,129 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

84.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

3 of 17

CUSIP No.	Y6476W104	Page	4	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
A/S Dampskibsselskabet TORM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Kingdom of Denmark

	7	SOLE VOTING POWER:

NUMBER OF		Ø

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,274,129 Shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Ø

WITH	10	SHARED DISPOSITIVE POWER:

50,274,129 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,274,129 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

84.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

4 of 17

CUSIP No.	Y6476W104	Page	5	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Omaha, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of the Marshall Islands

	7	SOLE VOTING POWER:

NUMBER OF		Ø

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,274,129 Shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Ø

WITH	10	SHARED DISPOSITIVE POWER:

50,274,129 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,274,129 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

84.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

5 of 17

Item 1. Security and Issuer
     This Schedule 13D relates to the shares of common stock, par value $0.50 per share (the “Common Stock”), including the associated preferred stock purchase rights, issued pursuant to the Rights Agreement, dated as of November 12, 1998, as amended, between OMI Corporation (the “Issuer”) and the American Stock Transfer and Trust Company, as Rights Agent thereunder (the “Rights” and, together with the shares of Common Stock, the “Shares”), of OMI Corporation, a corporation organized under the laws of the Republic of The Marshall Islands, with principal executive offices at One Station Place, Stamford, Connecticut, 06902.
Item 2. Identity and Background
     (a)-(c), (f). This Schedule 13D relates to (i) Teekay Corporation, a corporation existing under the laws of the Republic of The Marshall Islands (“Teekay”), with its principal executive offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59212, Nassau, Bahamas, (ii) Teekay Acquisition Holdings LLC, a limited liability company organized under the laws of the Republic of The Marshall Islands (“Teekay Acquisition Holdings”), with its principal executive offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas, (iii) A/S Dampskibsselskabet TORM, a Danish company (“TORM”), with its principal executive offices at Tuborg Havnevej 18, DK-2900, Hellerup, Denmark, and (iv) Omaha, Inc., a corporation existing under the laws of the Republic of the Marshall Islands (the “Purchaser”) and a jointly owned subsidiary of Teekay (through Teekay Acquisition Holdings, its wholly owned subsidiary) and TORM, with its principal executive offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Commonwealth of the Bahamas. Teekay, Teekay Acquisition Holdings, TORM and the Purchaser are each referred to as a “Reporting Person.”
     On April 27, 2007, the Purchaser commenced a tender offer to purchase all outstanding Shares at a purchase price of $29.25 per Share net to the seller in cash, without interest thereon, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase that was filed as Exhibit (a)(1)(i) to the Schedule TO filed with the Securities and Exchange Commission on April 27, 2007 (as amended, the “Schedule TO”), and the related letter of transmittal that was filed as Exhibit (a)(1)(ii) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     Each Reporting Person is principally in the business of international crude oil and petroleum product transportation services.
     The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of each Reporting Person are as set forth on Schedule A.
     (d)-(e). In the past five years, neither of the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding or been a party to any action as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The total cost of acquiring the 50,274,129 Shares that are the subject of this Schedule 13D was $1,470,518,273.25. The Purchaser was provided all required funds for the acquisition of the Shares by Teekay and TORM through shareholder loans, and Teekay and TORM obtained such funds through a combination of (i) debt financing in an aggregate principal amount of up to $1.4 billion to be provided by certain lenders (as described below) and (ii) available cash for the balance.

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     Teekay and TORM obtained a portion of the funds through two loan facilities, with one loan facility provided to Teekay by HSH Nordbank AG (the “Teekay Credit Facility”) and the other loan facility provided to TORM by HSH Nordbank AG and Danske Bank A/S (the “TORM Credit Facility,” and together with the Teekay Credit Facility, the “Credit Facilities”). HSH Nordbank AG and Danske Bank A/S are referred to collectively as the “Arrangers.”
     Teekay executed a credit agreement (the “Teekay Credit Agreement”), filed as Exhibit (b)(3) to the Schedule TO and incorporated by reference herein, with respect to the Teekay Credit Facility in the aggregate principal amount of up to $700 million. The parties to the Teekay Credit Agreement, dated May 16, 2007, are Teekay Acquisition Holdings, as borrower, Teekay, as guarantor, and HSH Nordbank AG, as lender and agent.
     TORM executed a credit agreement (the “TORM Credit Agreement”), filed as Exhibit (b)(4) to the Schedule TO and incorporated by reference herein, with respect to the TORM Credit Facility in the aggregate principal amount of up to $700 million. The parties to the TORM Credit Agreement, dated April 17, 2007, are TORM, as borrower, Dansk Bank A/S and HSH Nordbank AG, as lenders, and Danske Bank A/S, as agent.
     The Teekay Credit Facility is a term loan. Borrowings under the Teekay Credit Facility bear interest at an aggregate rate per annum equal to (i) the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars and (ii) a margin of 50 basis points, and interest will be determined for periods of one, two, three or six months (at Teekay’s option). Default interest will accrue on any overdue amount payable under the Teekay Credit Facility at a rate of 2.0% per annum in excess of the otherwise applicable interest rate. Teekay is subject to a commitment fee of twenty basis points on the undrawn portion of the Teekay Credit Facility. Teekay became obligated to pay an additional ten basis points on the first drawing under the Teekay Credit Facility. The Teekay Credit Facility will mature 364 days from the signing of the Teekay Credit Facility documentation. The Teekay Credit Facility includes customary representations and warranties, conditions precedent, events of default and affirmative, negative and financial covenants, including that Teekay will maintain free liquidity of not less than $50,000,000 at all times and will also maintain free liquidity plus undrawn committed credited lines of not less than 5% of total debt, each of these to be tested quarterly. HSH Nordbank AG may assign all or a portion of its commitments under the Teekay Credit Facility or sell participations therein; however, Teekay understands that HSH Nordbank AG currently does not intend to syndicate the Teekay Credit Facility. The governing law of the Teekay Credit Facility will is English law.
     The Teekay Credit Facility will be secured by (i) an unconditional and irrevocable guarantee from Teekay, (ii) a first priority pledge over all shareholder loans made by Teekay to the Purchaser, and (iii) a negative pledge over the Purchaser’s shareholding in the Issuer.
     The TORM Credit Facility is a term loan. Borrowings under the TORM Credit Facility bear interest at an aggregate rate per annum equal to (i) LIBOR for the corresponding deposits of U.S. dollars and (ii) a margin of 50 basis points, and interest will be determined for periods of one, two, three or six months (at TORM’s option). Default interest will accrue on any overdue amount payable under the TORM Credit Facility at a rate of 2.0% per annum in excess of the otherwise applicable interest rate. TORM is subject to a commitment fee of twenty-five basis points on the TORM Credit Facility and has paid an upfront fee of five basis points on the maximum facility amount. TORM became obligated to pay an additional fifteen basis points on the first drawing under the TORM Credit Facility. The TORM Credit Facility will mature 364 days from the signing of the TORM Credit Facility documentation.
     Other material terms and conditions of the TORM Credit Facility include: (i) change of control of TORM will be a mandatory prepayment event; (ii) TORM’s share of any dividends from the Issuer or the Purchaser will be a mandatory prepayment event in respect of such amount, unless such dividends are in the aggregate less than $25 million; (iii) TORM’s equity ratio must be greater than 25%; (iv) TORM must on a consolidated basis have cash and cash equivalents of a minimum of $25,000,000; (iv) TORM’s consolidated book equity must exceed DKK 1,250,000,000; (v) at the request of an Arranger, TORM will forward a compliance certificate to the administrative agent no later than 30 days after the end of each quarter confirming compliance with the financial covenants and confirming that no breach thereof is reasonably anticipated; and (vi) customary representations and

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warranties, conditions precedent, events of default and affirmative and negative covenants. Arrangers may assign all or a portion of its commitments under the TORM Credit Facility or sell participations therein; however, TORM understands that Arrangers currently do not intend to syndicate the TORM Credit Facility. The governing law of the TORM Credit Facility is Danish law.
     The TORM Credit Facility will be secured by (i) a first priority pledge over all shareholder loans to the Purchaser and (iii) a first priority negative pledge over TORM’s shares of the Purchaser and the Issuer.
     There are currently no alternative financing arrangements in the event the primary financing becomes unavailable, nor are there any plans to finance or repay the Credit Facilities described above, other than pursuant to their respective terms.
     The margin regulations promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purposes of purchasing margin stock (including the shares of Common Stock) if such credit is secured directly or indirectly by margin stock. The Purchaser believes that the financing of the acquisition of the shares of Common Stock will not be subject to the margin regulations.
Item 4. Purpose of Transaction
     The Reporting Persons acquired beneficial ownership of the Shares that are the subject of this Schedule 13D for the purpose of acquiring control of, and the entire inquiry interest in, the Issuer. On April 17, 2007, the Issuer, Teekay, TORM and the Purchaser executed a Transaction Agreement (the “Transaction Agreement”) and Teekay, Teekay Acquisition Holdings and TORM entered into a joint venture agreement (as the same may be amended, the “JV Agreement”). Pursuant to the Transaction Agreement, the Purchaser agreed to conduct the Offer. Following the Offer, the Issuer will merge with and into the Purchaser (the “Merger”), with the Purchaser continuing as the surviving corporation and a jointly owned subsidiary of Teekay and TORM.
     Tender Offer. The initial offering period of the Offer expired at 5 p.m., New York City time, on May 25, 2007. On May 26, 2007, Purchaser announced the results of the Offer and that Purchaser had accepted for payment all of the approximately 49,357,937 Shares, including 1,867,714 Shares tendered pursuant to guaranteed delivery procedures set forth in the Offer to Purchase, representing approximately 82.9% of the outstanding shares of Common Stock, tendered in the Offer prior to the expiration date of the initial offering period. All references to percentages of outstanding Shares in this Statement are based on 59,569,290 shares of Common Stock, the number of Shares as of the date of this Schedule, as disclosed to the Reporting Persons by the Issuer’s transfer agent.
     On May 26, 2007, Purchaser also announced that it had commenced a subsequent offering period under the Offer to permit the Issuer’s common shareholders who had not yet tendered their Shares the opportunity to participate in the Offer and receive the $29.25 net per share in cash on an expedited basis. This subsequent offering period commenced on May 28, 2007, and will expire at 5 p.m., New York City time, on Tuesday, June 5, 2007, unless further extended. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described in the Offer to Purchase except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. All Shares validly tendered during this subsequent offering period will be immediately accepted by Purchaser, and payment will be made by Purchaser promptly after acceptance, in accordance with the terms of the Offer. As of the date of this filing, the Purchaser has acquired an additional approximately 532,492 Shares of Common Stock in the subsequent offering period and acquired a further 383,700 Shares of Common Stock in open market purchases on June 1, 2007, and beneficially owns an aggregate of approximately 50,274,129 Shares representing approximately 84.4% of the outstanding Shares.
     Teekay and TORM anticipate that, if the merger is completed in accordance with the Transaction Agreement, Issuer will become a wholly-owned subsidiary of Teekay and TORM and that Teekay and TORM

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will seek to cause the Shares to be delisted from quotation on the New York Stock Exchange and registration of the Shares pursuant to Section 12 of the Securities Exchange Act of 1934 as amended, to be terminated.
     Designation of Directors. The Transaction Agreement provides that the Purchaser will be entitled to designate representatives to serve on the Issuer Board in proportion to its ownership of Shares following the purchase of such Shares. The Purchaser paid for the Shares that are the subject of this Schedule 13D on May 31, 2007, and designated Arthur J. Bensler, Jesper Holmark, Klaus Kjærulff and Bjorn Moller, each of whom is an officer of Teekay or TORM and a director of the Purchaser, to serve as directors of the Issuer. The Purchaser’s designees constitute four of the five members of the Issuer’s Board. The Reporting Persons expect that such board representatives would control the Issuer Board, which would permit Teekay and TORM to exert substantial influence over the Issuer’s conduct of its business and operations.
     JV Agreement and Division of Assets. Pursuant to the JV Agreement, Teekay Acquisition Holdings and TORM formed the Purchaser to acquire the Issuer. Following the Merger, Teekay and TORM have agreed to dissolve the Issuer, as the surviving corporation of the Merger, and to distribute the assets and liabilities of the Issuer in a manner that generally allocates equivalent value between the parties. The JV Agreement contemplates that the following assets of the Issuer, or ship-owning subsidiaries of the Issuer that own such assets, will be distributed to Teekay:
     · the Issuer’s 13 Suezmax tankers (Angelica, Janet, Adair, Arlene, Ingeborg, Dakota, Delaware, Cape Bonny, Cape Bastia, HS Alcina, Cape Bantry, Max Jacob and Oliver Jacob);
     · eight of the Issuer’s product tankers (Brazos, Lauren, Jeanette, Guadaloupe, Rhine, Orontes, Seine and Newbuilding #2 (March 2009 delivery));
     · bareboat and time charter contracts relating to these vessels; and
     · the Issuer’s rights under its marketing alliance known as Alliance Chartering LLC with Frontline Ltd. and in the Gemini Suezmax tanker pool.
     The JV Agreement contemplates that the following assets of the Issuer, or ship-owning subsidiaries of the Issuer that own such assets, will be distributed to TORM:
     · the Issuer’s remaining 26 product tankers (Wabash, Kansas, Republican, Platte, Thames, Horizon, Rosetta, Moselle, San Jancinto, Amazon, Neches, Tevere, Fox, Garonne, Loire, Saone, Charente, Ohio, Rhone, Madison, Trinity, King Edward, Tamar, Ottawa, King Ernest and Newbuilding #1 (January 2009 delivery));
     · bareboat and time charter contracts relating to these vessels;
     · the Issuer’s rights in the Libra product tanker pool; and
     · other than the Indian crew with respect to vessels to be distributed to Teekay, the Issuer’s operations in India.
     Teekay and TORM have assigned to the vessels and related contracts and certain other assets specific values for purposes of allocating assets between them. All remaining assets and liabilities will be valued at their respective book values on our records. Teekay and TORM will make appropriate adjustments or payments between them as needed so that the aggregate value of assets allocated to each of them is equal, other than for certain expenses to be borne solely by one party or the other.
     The Transaction Agreement provides that, following the Merger, the directors of the Purchaser will become the directors of the surviving corporation and the officers of the Issuer will become the officers of the surviving corporation. The JV Agreement permits the board of directors of the Purchaser to appoint co-presidents

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(which it may elect to do in the future), one of which is designated by Teekay or its affiliates and one or which is designated by TORM or its affiliates.
     Except as described in this Schedule, no Reporting Person currently has any specific plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. However, each Reporting Person, either directly or through one of its subsidiaries, intends to hold discussions with the board of directors and management of the Issuer, to seek to participate in the direction and management of the Issuer and to otherwise exercise influence or control over the Issuer and its business and policies, in each case commensurate with the level of their shareholding in the Issuer. Accordingly, each Reporting Person reserves the right, from time to time, to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Person.
Item 5. Interest in Securities of the Issuer
     (a)-(b). The Reporting Person beneficially owns and shares voting and dispositive power with respect to 50,274,129 Shares of the Issuer, representing approximately 84.4% of the Issuer’s outstanding Shares calculated according to the number of Shares outstanding on June 1, 2007, as disclosed to the Reporting Persons by the Issuer’s transfer agent.
     (c). 49,357,937 of the Shares beneficially owned by the Reporting Person were accepted for payment by the Purchaser pursuant to the Offer on May 25, 2007 and the Purchaser paid $29.25 per share in cash, without interest, less any required withholding taxes, on May 31, 2007.
     532,492 of the Shares beneficially owned by the Reporting Person were accepted for payment by the Purchaser during the subsequent offering period and purchased at $29.25 per share in case, without interest, less any required withholding taxes, in the amounts and as of the dates set forth below.

Date	Number of Shares
May 29, 2007	2,945
May 30, 2007	9,383
May 31, 2007	134,991
June 1, 2007	385,173
     383,700 of the Shares beneficially owned by the Reporting Person were purchased by the Purchaser pursuant to open market purchases at $29.25 per share in cash.
     (d). Inapplicable.
     (e). Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Transaction Agreement
     The following summary of the material terms of the Transaction Agreement is qualified in its entirety by reference to the complete text of the Transaction Agreement, a copy of which has been filed as Exhibit 2.1 to the Form 8-K filed by the Issuer on April 20, 2007 and incorporated by reference herein. The Transaction Agreement provides that, following the satisfaction or waiver of certain conditions described therein, the Issuer will be merged with and into the Purchaser, and each then outstanding Share (other than Shares for which dissenters’ rights have been properly perfected and any Shares then owned by the Issuer, Teekay, TORM, the Purchaser or any subsidiary of the Issuer, Teekay, TORM or the Purchaser) will be converted into the right to receive cash in

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an amount equal to the price per Share provided pursuant to the Offer, without interest. The Purchaser will be the surviving corporation of the Merger and the separate corporate existence of the Issuer will cease.
     The Transaction Agreement further provides that the directors of the Purchaser immediately prior to the effective time of the Merger will be the initial directors of the surviving corporation and will hold office until their respective successors are duly elected and qualified.
     Marshall Islands Law requires, among other things, that any plan of merger of the Issuer must be approved by the Issuer Board and (if the “short-form” merger procedure described below is not applicable) approved and adopted by the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. The Issuer Board has unanimously approved, adopted and declared advisable the Transaction Agreement, and the transactions contemplated thereby, including the Offer and the Merger; consequently, the only additional action of the Issuer that may be necessary to effect the Merger is approval and adoption of the Transaction Agreement by the Issuer’s shareholders, as required if such “short-form” merger procedure is not available. The Purchaser has acquired, through the Offer, voting power with respect to a majority of the outstanding Shares and has sufficient voting power to effect the Merger without the affirmative vote of any other shareholder of the Issuer.
     Marshall Islands Law also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without a vote of the shareholders of the parent or the subsidiary through a so-called “short-form” merger. Accordingly, if, as a result of the Offer or otherwise, the Purchaser owns at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other shareholder of the Issuer. Pursuant to the Transaction Agreement, the Issuer granted the Purchaser the Top-Up Option which, subject to the limitations described in the Transaction Agreement, permits but does not require Teekay and TORM and the Purchaser to purchase, at a price per Share equal to the Offer Price, a number of newly issued Shares that, when added to the number of Shares owned by Teekay and TORM or the Purchaser or any wholly owned subsidiary of Teekay and TORM or the Purchaser at the time of exercise of the Top-Up Option (as defined in the Transaction Agreement) would constitute one share more than 90% of the number of Shares then outstanding.
     In the Transaction Agreement, the Issuer has made customary representations and warranties to Teekay and TORM and the Purchaser, including representations relating to, among other things, its corporate organization, capitalization, subsidiaries, authority, consents and events, litigation, liabilities, compliance with laws and permits, insurance, taxes and tax returns, employee benefits matters and employment arrangements (including approval of certain matters for purposes of the safe-harbor provisions contained in Rule 14d-10 under the Exchange Act), labor relations, environmental liability, material contracts, properties, intellectual property matters, the receipt of a fairness opinion from Perella Weinberg Partners, broker’s fees, takeover laws, vessels, interested party transactions and information to be included in the Schedule 14D-9, the proxy statement and other documents required to be filed in connection with the transactions contemplated by the Transaction Agreement. Teekay and TORM and the Purchaser have made customary representations and warranties to the Issuer with respect to, among other matters, their organization, authority, consents and approvals, litigation, broker’s fees, available funds, ownership of Shares and information to be included in the offer documents, the proxy statement and other documents required to be filed in connection with the transactions contemplated by the Transaction Agreement.
     The Transaction Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions: (a) the Transaction Agreement shall have been adopted by the affirmative vote of the holders of at least a majority of the Shares, unless the Merger is consummated by means of a “short-form” merger; (b) no preliminary or permanent injunction or other order or legal restraint shall have been issued that would make unlawful the consummation of the Merger, and the consummation of the Merger must not be prohibited or made illegal by any applicable law; and (c) the Purchaser will have purchased, or caused to be purchased, the Shares tendered pursuant to the Offer.

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     The Transaction Agreement may not terminate after the Purchaser has purchased a majority of the outstanding Shares pursuant to the Transaction Agreement.
     All fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Transaction Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
     At the sole cost and expense of Teekay and TORM (and if such costs and expenses are first paid by the Issuer, Teekay and TORM or the Purchaser shall promptly reimburse the Issuer for such costs and expenses upon request), Teekay and TORM or the Purchaser may commence a cash tender offer to purchase all of the Issuer’s outstanding 7.625% Senior Notes due 2013 (the “2013 Notes”) and/or all of the Issuer’s 2.875% Convertible Notes due 2024. The Issuer will, at the request of Teekay and TORM or the Purchaser, defease pursuant to the indenture under which the 2013 Notes were issued, all 2013 Notes not tendered pursuant to the related debt tender offer (or in the event that such tender offer is not commenced) with funds made available from Teekay and TORM or the Purchaser.
     The Transaction Agreement provides that Teekay and TORM are jointly and severally liable for the Purchaser’s obligations under the Transaction Agreement and further provides that Teekay and TORM are jointly obligated to cause the Purchaser and the surviving corporation to perform, satisfy and discharge its obligations on a timely basis.
     Explanatory Note Regarding Summary of Transaction Agreement and Representations and Warranties in the Transaction Agreement. The summary of the terms of the Transaction Agreement is intended to provide information about the terms of the Offer and the Merger. The terms and information in the Transaction Agreement should not be relied on as disclosure about Teekay, TORM or the Company without consideration to the entirety of public disclosure by Teekay, TORM or the Company as set forth in all of their respective public reports filed with or furnished to the SEC. The terms of the Transaction Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, among the parties in relation to the Offer and the Merger. In particular, the representations and warranties made by the parties to each other in the Transaction Agreement have been negotiated among the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Offer and the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. None of Teekay, TORM or the Company undertakes any obligation to publicly release any revisions to these representations and warranties, except as required under U.S. federal or other applicable securities laws.
     The Joint Venture Agreement
     On April 17, 2007, Teekay, Teekay Acquisition Holdings and TORM entered into the JV Agreement in connection with the proposed acquisition of the Issuer. The following summary of material terms of the JV Agreement is qualified in its entirety by reference to the complete text of the JV Agreement, a copy of which is included as Exhibit (d)(2) to the Schedule TO and incorporated by reference herein. The JV Agreement was not provided to the Issuer until after the execution of the Transaction Agreement and does not limit or otherwise affect the Issuer’s rights under the Transaction Agreement in any way. References to an action or a position of Teekay relative to the Purchaser below generally refers to an action or a position by Teekay through its wholly owned subsidiary Teekay Acquisition Holdings.
     The purpose of the JV Agreement is to agree to the formation and governance of the Purchaser, which will be used to acquire the Issuer, and to provide for the interaction among Teekay, Teekay Acquisition Holdings and TORM directly and through the Purchaser in (a) acquiring the Issuer, (b) operating the assets of the Issuer following the Purchaser’s acquisition of control of the Issuer and prior to distribution thereof to Teekay and TORM and (c) effecting the distribution of the assets of the Issuer. Each of Teekay and TORM own a 50% interest in the Purchaser.

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     The purposes of the Purchaser are limited to:
     · seeking to complete the acquisition of the Issuer through the Offer and subsequent Merger, each as contemplated by the Transaction Agreement;
     · operating the Issuer following the completion of the Offer and prior to the Merger, and operating the surviving corporation of the Merger following the Merger until the distribution of the surviving corporation’s assets and liabilities to Teekay and TORM;
     · distributing the assets and liabilities of the surviving corporation; and
     · engaging in all other acts and things necessary, proper or advisable to effect and carry out such purposes of the Purchaser.
     Each of Teekay and TORM are responsible for funding 50% of the contributions and loans to the Purchaser required by the Purchaser and, to the extent directly related to the purchase of Shares pursuant to the Offer and the Merger, Teekay and TORM to fulfill their monetary obligations under the Transaction Agreement. These obligations include:
     · paying for all Shares tendered in the Offer or thereafter exchanged for cash in the Merger pursuant to the terms of the Transaction Agreement;
     · making any payments required of the Purchaser pursuant to the Transaction Agreement with respect to the outstanding options to purchase Common Stock and restricted shares of the Issuer;
     · repaying the Issuer’s indebtedness to the extent and as and when such indebtedness is to be repaid as determined by the Purchaser’s board of directors; and
     · paying any expenses of the Issuer to be paid by the Purchaser in connection with the Offer and the Merger or otherwise pursuant to the Transaction Agreement.
     In addition, each of Teekay and TORM generally are responsible for making contributions and loans to the Purchaser in the principal amount of 50% of the expenses of or relating to the Purchaser following its formation, including fees and expenses for the preparation and filing by the Purchaser of applicable information under antitrust laws and of materials relating to the Offer.
     Subject to the terms and conditions in the Transaction Agreement, the amount of funding to the Purchaser to be provided by each of Teekay and TORM will be determined by the Purchaser’s board of directors. Each of Teekay and TORM have secured separate financing arrangements or commitments to fund the portion of their respective capital contributions and loans to the Purchaser that are not to be funded with their available cash. The receipt of financing is not a condition precedent to the obligations of the parties under the JV Agreement. Neither Teekay nor TORM will pledge any of their respective ownership interests in the Purchaser in connection with financing the Purchaser.
     Management of the affairs, business and property of the Purchaser is shared equally by Teekay and TORM. The Purchaser’s board of directors consists of four directors, two of whom have been, and for so long as Teekay and TORM hold any Shares of the Purchaser’s common stock will be, designated by each of Teekay and TORM, respectively. Currently, the Teekay designees are Bjorn Moller and Arthur J. Bensler and the TORM designees are Klaus Kjærulff and Jesper Holmark.
     The Purchaser’s board of directors may decide to appoint co-presidents. Upon such decision, each of the Teekay-designated directors, on the one hand, and the TORM-designated directors, on the other hand, will appoint one of the two co-presidents. The co-presidents would manage the day-to-day business and affairs of the Purchaser and, following the Merger and subject to board oversight, manage the dissolution, winding up and

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distribution of the assets of the Purchaser. The co-presidents would act only as mutually agreed between them. If the Purchaser’s board of directors does not decide to appoint co-presidents, actions of the sole president would be subject to the approval of at least one of the Teekay-designated directors and one of the TORM-designated directors. The Purchaser’s board of directors may also appoint other officers of the Purchaser.
     Each of Teekay and TORM will designate an equal number of the Issuer directors where the Purchaser is entitled to designate members of the Issuer Board. If the number of the Issuer directors that the Purchaser is entitled to designate is not an even number, Teekay and TORM will mutually agree on a designee unaffiliated with either of them; otherwise they will leave that board seat vacant.
     If either Teekay or TORM defaults in the timely performance of:
     · funding its portion of the Purchaser’s obligations to pay for any Shares tendered in the Offer or to be surrendered in the Merger, make payments required by the Purchaser with respect to outstanding options to purchase the Issuer’s Common Stock or restricted shares pursuant to the Transaction Agreement or any indebtedness of the Issuer that the Purchaser determines to repay prior to or concurrently with the Offer or the Merger; or
     · any of its obligations under the Transaction Agreement relating to approvals under applicable antitrust laws where such failure results in the failure to obtain any such approvals required to consummate the Offer or the Merger;
     and if the Issuer and the other party are (but for the defaulting party’s default as described above) ready, willing and able to close the transactions contemplated by the Transaction Agreement, (a) without limiting any other remedies that may be available, the defaulting party would be required to promptly pay to the non-defaulting party a fee equal to $20 million and to indemnify and hold harmless the non-defaulting party and its affiliates for and against any and all losses suffered or incurred by the non-defaulting party and its affiliates as a result of the defaulting party’s default and (b) the non-defaulting party would be entitled to elect, by written notice to the defaulting party and the Purchaser to pursue the transactions contemplated by the Transaction Agreement without the defaulting party. If the non-defaulting party makes such an election, the ownership interest of the defaulting party in the Purchaser would be deemed immediately forfeited and cancelled and the defaulting party would be required to take, at its own expense, all action reasonably requested by the non-defaulting party in order for the non-defaulting party to seek to close the transactions contemplated by the Transaction Agreement on its own and the defaulting party would be prohibited from seeking to undertake any effort to acquire the Issuer or to prejudice or hinder the non-defaulting party’s pursuit of the transactions contemplated by the Transaction Agreement. Any such election and related activities to unilaterally pursue an acquisition of the Issuer would be subject to the Issuer’s rights under the Transaction Agreement.
     The Transaction Agreement provides that Teekay and TORM are jointly and severally liable for the Purchaser’s obligations under the Transaction Agreement.
     The JV Agreement provides for distribution of the Issuer’s assets in kind to Teekay and TORM in a manner that generally allocates equivalent value between the parties. The JV Agreement contemplates that the following assets of the Issuer, or ship-owning subsidiaries of the Issuer that own such assets, will be distributed to Teekay:
     · the Issuer’s 13 Suezmax tankers (Angelica, Janet, Adair, Arlene, Ingeborg, Dakota, Delaware, Cape Bonny, Cape Bastia, HS Alcina, Cape Bantry, Max Jacob and Oliver Jacob);
     · eight of the Issuer’s product tankers (Brazos, Lauren, Jeanette, Guadaloupe, Rhine, Orontes, Seine and Newbuilding #2 (March 2009 delivery));
     · bareboat and time charter contracts relating to these vessels; and

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     · the Issuer’s rights under its marketing alliance known as Alliance Chartering LLC with Frontline Ltd. and in the Gemini Suezmax tanker pool.
     The JV Agreement contemplates that the following assets of the Issuer, or ship-owning subsidiaries of the Issuer that own such assets, will be distributed to TORM:
     · the Issuer’s remaining 26 product tankers (Wabash, Kansas, Republican, Platte, Thames, Horizon, Rosetta, Moselle, San Jancinto, Amazon, Neches, Tevere, Fox, Garonne, Loire, Saone, Charente, Ohio, Rhone, Madison, Trinity, King Edward, Tamar, Ottawa, King Ernest and Newbuilding #1 (January 2009 delivery));
     · bareboat and time charter contracts relating to these vessels;
     · the Issuer’s rights in the Libra product tanker pool; and
     · other than the Indian crew with respect to vessels to be distributed to Teekay, the Issuer’s operations in India.
     Teekay and TORM have assigned to the vessels and related contracts and certain other assets specific values as set forth in the JV Agreement for purposes of allocating assets between them. All remaining assets and liabilities will be valued at their respective book values on the Purchaser’s records. Teekay and TORM will make appropriate adjustments or payments as needed so that the aggregate value of assets allocated to each of them under the JV Agreement is equal, other than for certain expenses to be borne solely by one party or the other.
     The JV Agreement provides that, unless approved by the board of directors of the Purchaser, prior to distributing the assets, the Purchaser will not pay cash or other dividends to Teekay or TORM and there will not be any transfers of cash, including cash dividends or equity redemptions held by the Purchaser, the Purchaser’s subsidiaries, the Issuer or the Issuer’s subsidiaries.
     The JV Agreement contemplates that all liabilities relating to known or unknown defects in a vessel (other than to the extent arising from an operational incident during the period following the closing of the Offer and prior to the distribution of the first vessel pursuant to the JV Agreement) will be borne solely by the party to which such vessel is transferred and that liabilities that relate primarily to assets distributed to a party that accrue after the first date on which a vessel is distributed to one of the parties will be borne by the party to which such asset is transferred.
     Each of Teekay and TORM are responsible for all expenses incurred by it in connection with the JV Agreement and the Transaction Agreement including all expenses incurred prior to forming the Purchaser provided that (except with respect to (i) amounts owed to Pareto Securities ASA which will be paid by TORM, (ii) compensation of the directors and co-presidents, which will be paid by the party that has designated such person and (iii) expenses relating to antitrust laws that arise as a result of one of the parties having assets that are deemed to be competitive with the assets of the Issuer which will be paid by such party) expenses incurred by Teekay or TORM following execution and delivery of the Transaction Agreement are to be shared equally between Teekay and TORM to the extent the services paid for or to be paid for mutually benefit both Teekay and TORM with respect to the Purchaser or the transactions contemplated by the Transaction Agreement. Any severance or change of control payments due to executives or general and administrative or other “on-shore” employees of the Issuer upon or in connection with the closing of the Offer or the Merger and arising on or prior to the first date that a vessel is transferred to a party will be equally divided between Teekay and TORM. If one party hires any on-shore employee of the Issuer who has a contingent severance or change of control arrangement and continues to employ such individual as of the first date that a vessel is transferred to a party, the hiring party will be entitled to a preferential payment in an amount equal to 50% of the severance or change of control payment that would otherwise have been payable to such individual. If any seafaring employees of the Issuer are terminated prior to the first date that a vessel is transferred to a party, Teekay and TORM will each be responsible for 50% of any related severance cost, provided that if such termination occurs prior to the expiration of the seafarer’s then-existing contract period, the party who will receive the vessel on which such seafarer works shall

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be solely responsible for any increase in the severance cost due to termination prior to the expiration of such period.
     Teekay and TORM and their respective director and officer designees are permitted to engage in business ventures whether or not in competition with the business of the Purchaser. None of the Purchaser, Teekay or TORM will have any rights in or to the independent ventures and activities of the other party or the income or profits derived therefrom.
     The JV Agreement includes certain indemnification and reimbursement provisions to allocate between Teekay and TORM risks for certain losses relating to the Issuer, the joint venture and the assets to be distributed to them.
     The Confidentiality Agreements
     On March 23, 2007, the Issuer and Teekay entered into a confidentiality agreement (the “Teekay Confidentiality Agreement”). Under the terms of the Teekay Confidentiality Agreement, the Issuer and Teekay agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible business combination between Teekay and the Issuer. This summary is qualified in its entirety by reference to the Teekay Confidentiality Agreement, which is included as Exhibit (d)(3) to the Schedule TO and incorporated by reference herein.
     On March 22, 2007, the Issuer and TORM entered into a confidentiality agreement (the “TORM Confidentiality Agreement”). Under the terms of the TORM Confidentiality Agreement, the Issuer and TORM agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible business combination between TORM and the Issuer. This summary is qualified in its entirety by reference to the TORM Confidentiality Agreement, which is included as Exhibit (d)(4) to the Schedule TO and incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1.	Joint Filing Agreement, dated June 4, 2007, among Teekay, TORM, Teekay Acquisition Holdings and the Purchaser.

2.	Transaction Agreement, dated April 17, 2007, among Teekay, TORM, the Purchaser and the Issuer (incorporated by reference to the Form 8-K filed by the Issuer on April 20, 2007).*

3.	Joint Venture Agreement, dated as of April 17, 2007, among Teekay, Teekay Acquisition Holdings and TORM (incorporated by reference to the Schedule TO filed by Teekay, TORM, Teekay Acquisition Holdings and the Purchaser on May 17, 2007).*

4.	Confidentiality Agreement, dated March 23, 2007, between Teekay and the Issuer (incorporated by reference to the Schedule TO filed by Teekay, TORM, Teekay Acquisition Holdings and the Purchaser on May 17, 2007).*

5.	Confidentiality Agreement, dated March 22, 2007, between TORM and the Issuer (incorporated by reference to the Schedule TO filed by Teekay, TORM, Teekay Acquisition Holdings and the Purchaser on May 17, 2007).*

6.	Credit Agreement, dated May 16, 2007, between HSH Nordbank AG and Teekay (incorporated by reference to Amendment No. 2 to the Schedule TO filed by Teekay, TORM, Teekay Acquisition Holdings and the Purchaser on May 17, 2007).*

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Exhibit No.	Description
7.	Credit Agreement, dated April 17, 2007, among HSH Nordbank AG, Danske Bank A/S and TORM (incorporated by reference to Amendment No. 2 to the Schedule TO filed by Teekay, TORM, Teekay Acquisition Holdings and the Purchaser on May 17, 2007).*

*	This agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the filing persons. Such information can be found elsewhere in this Schedule TO and, to the extent applicable, in other public filings these entities make, including such filings made with the Securities and Exchange Commission which are available without charge at www.sec.gov. This agreement may contain representations and warranties by the filing persons and the other parties to the agreement. The representations and warranties reflect negotiations between the parties to the agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the agreement and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosure schedules to the agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEEKAY CORPORATION
By:	/s/ BJORN MOLLER
	Name:	Bjorn Moller
	Title:	President and Chief Executive Officer

A/S DAMPSKIBSSELSKABET TORM
By:	/s/ KLAUS KJAERULFF
	Name:	Klaus Kjærulff
	Title:	Chief Executive Officer

TEEKAY ACQUISITION HOLDINGS LLC
By:	/s/ BJORN MOLLER
	Name:	Bjorn Moller
	Title:	President and Chief Executive Officer of Teekay Corporation, its sole member

OMAHA, INC.
By:	/s/ BJORN MOLLER
	Name:	Bjorn Moller
	Title:	Director

By:	/s/ JESPER HOLMARK
	Name:	Jesper Holmark
	Title:	Director

     Dated: June 4, 2007

SCHEDULE A
Directors and Executive Officers of Teekay:

Principal Occupation or Employment and
Name and Position	Principal Business Address	Citizenship
C. Sean Day, Director and Chairman of the Board	President Seagin International LLC Three Pickwick Plaza, 2nd Floor, Greenwich, Connecticut, USA 06830	United States

Bjorn Moller, Director, President and Chief Executive Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark

Axel Karlshoej, Director and Chairman Emeritus	President Nordic Industries 1437 Furneaux Road Marysville, California, USA, 95901	Denmark

Rod (James) Clark, Director	3900 Essex Lane Suite 1200 Houston, Texas, USA 77027	United States

Dr. Ian D. Blackburne, Director	130 Blues Point Road McMahons Point, NSW 2060, Australia	Australia

Peter S. Janson, Director	500 Avenue Road, Suite 1107 Toronto, ON M4V 2J6 Canada	Canada

Thomas Kuo-Yuen Hsu, Director	Executive Director Expedo & Company (London) Ltd. 40 George Street London, United Kingdom, W1H 5RE	United Kingdom

Eileen A. Mercier, Director	Finvoy Management Inc. 199 Cranbrooke Avenue Toronto, ON M5M 1M6 Canada	Canada

Tore I. Sandvold, Director	Sandvold Energy AS c/o E.ONRuhrgas AG Stortingsgaten 8 0161 Oslo Norway	Norway

Peter Evensen, EVP, and Chief Financial Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United States

David Glendinning, President, Teekay Gas and Offshore, a division of Teekay Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Principal Occupation or Employment and
Name and Position	Principal Business Address	Citizenship
Graham Westgarth, President, Teekay Marine Services, a division of Teekay Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Arthur J. Bensler, EVP, Secretary and General Counsel	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Vincent Lok, SVP and Treasurer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Paul Wogan, President, Teekay Tanker Services, a division of Teekay Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Bruce Chan, SVP, Corporate Resources	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada
     Directors and Executive Officers of TORM:

Principal Occupation or Employment and
Name and Position	Principal Business Address	Citizenship
Niels Erik Nielsen, Chairman of the Board	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Denmark

Christian Frigast; Deputy Chairman of the Board	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Denmark

Ditlev Engel, Director	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Denmark

Principal Occupation or Employment and
Name and Position	Principal Business Address	Citizenship
Gabriel Panayotides, Director	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Greece

Stefanos-Niko Zouvelos, Director	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Greece

Niels Peter Abildgaard Nielsen, Director	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Denmark

Lennart Arnold Johan Arrias, Director	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Denmark

Margrethe Bligaard, Director	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Denmark

Klaus Kjaerulff, Chief Executive Officer, Managing Director and Acting Chief Financial Officer	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Denmark

Mikael Skov, Chief Operating Officer	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Denmark

Directors and Executive Officers of Purchaser:

Principal Occupation or Employment and
Name and Position	Principal Business Address	Citizenship
Arthur Bensler, Director	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Jesper Holmark, Director	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Denmark

Klaus Kjaerulff, Director	A/S Dampskibsselskabet TORM Tuborg Havnevej 18 DK-2900 Hellerup Denmark	Denmark

Bjorn Moller, Director	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark